

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 12, 2022

James Mock
Chief Financial Officer
PerkinElmer, Inc.
940 Winter Street
Waltham, MA 02451

> **Re: PerkinElmer, Inc.**
> **Form 10-K for the Fiscal Year Ended January 2, 2022**
> **Filed March 3, 2022**
> **File No. 001-05075**

Dear Mr. Mock:

　　We have completed our review of your filings.　We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　Division of Corporation Finance
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